UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nikola Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

654110-10-5

(CUSIP Number)

DeWitt C. Thompson, V

Thompson Nikola, LLC

1245 Bridgestone Boulevard

LaVergne, TN 37086

(615) 251-8694

With a copy to:

R. Alston Hamilton

Miller & Martin, PLLC

1200 Volunteer Building

832 Georgia Avenue

Chattanooga, TN 37402

(423) 785-8409

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 6

CUSIP No. 654110-10-5

(1)	Names of reporting persons Thompson Nikola, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Tennessee, United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO (LLC)

SCHEDULE 13D	Page 3 of 6

CUSIP No. 654110-10-5

(1)	Names of reporting persons Thompson Nikola II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Tennessee, United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO (LLC)

SCHEDULE 13D	Page 4 of 6

CUSIP No. 654110-10-5

(1)	Names of reporting persons Legend Capital Partners
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Tennessee, United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,144,216
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,144,216
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 13,144,216 [See Item 5 of this Schedule 13D/A]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.6%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 5 of 6

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on June 17, 2020 (the “Schedule 13D”) by Thompson Nikola, LLC, a Tennessee limited liability company (“Thompson Nikola”), Thompson Nikola II, LLC, a Tennessee limited liability company (“Thompson Nikola II”) and Legend Capital Partners, a Tennessee general partnership (“Legend,” and together with Thompson Nikola and Thompson Nikola II, the “Reporting Persons”), relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Nikola Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4141 E. Broadway Road, Phoenix, Arizona 85040.

The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes the exit filing for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemental as follows:

On September 10, 2020 (i) Thompson Nikola made a pro rata distribution (for no consideration) of 2,479,750 shares of the Issuer’s Common Stock to certain of its members, (ii) Thompson Nikola II made a pro rata distribution (for no consideration) of 2,164,442 shares of the Issuer’s Common Stock to certain of its members, and (iii) Legend made a pro rata distribution (for no consideration) of 3,805,519 shares of the Issuer’s Common Stock to certain of its partners (collectively, the “Distributions”).

Following the Distributions, each Reporting Person was owned by Mr. Thompson and his affiliates.

On September 11, 2020 each of Thompson Nikola and Thompson Nikola II were merged with and into Legend (the “Merger”), thereby consolidating in Legend the ownership of 13,144,216 shares of the Issuer’s Common Stock that were not distributed in the Distributions. As a result of the Distributions and the Merger (i) Thompson Nikola and Thompson Nikola II no longer own any shares of the Issuer’s Common Stock, ceased to exist, and shall therefor no longer be Reporting Persons, and (ii) Legend ceased to be the beneficial owner of 5% of the shares of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemental as follows:

As of the date hereof, Legend directly holds and beneficially owns 13,144,216 shares of the Issuer’s Common Stock, representing 3.6% of the Issuer’s outstanding Common Stock (based on 360,904,478 Common Shares outstanding as of June 3, 2020 as reported in the Issuer’s Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on July 17, 2020).

Mr. Thompson is a member of the Issuer’s board of directors and is the managing partner of Legend.

Mr. Thompson has voting and dispositive control of Legend and therefor may be deemed to indirectly beneficially own the 13,144,216 shares of the Issuer’s Common Stock owned by Legend, and he disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Except as reported in this Amendment, no transactions in the Issuer’s shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

SCHEDULE 13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

THOMPSON NIKOLA, LLC

Date: September 16, 2020	Signature:	/s/ DeWitt C. Thompson, V
	Name:	DeWitt C. Thompson, V
	Title:	President

THOMPSON NIKOLA II, LLC

	Signature:	/s/ DeWitt C. Thompson, V
	Name:	DeWitt C. Thompson, V
	Title:	President

LEGEND CAPITAL PARTNERS

	Signature:	/s/ DeWitt C. Thompson, V
	Name:	DeWitt C. Thompson, V
	Title:	Managing Partner